UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                  FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number 0-15238

                          REUNITED HOLDINGS, INC.
                     (formerly Victoria Creations, Inc.
           (Exact name of registrant as specified in its charter)

      2 Executive Drive, Suite 780, Fort Lee NJ 07024     201-585-2100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices

                   Common Stock, Par Value $0.01 a Share
                  3-1/2% Subordinated Debentures due 2022
          (Title of each class of securities covered by this form)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
    Rule 12g-4(a)(1)(i)   [ ]             Rule 12h-3(b)(1)(i)   [ ]
    Rule 12g-4(a)(1)(ii)  [X]             Rule 12h-3(b)(1)(ii)  [X]
    Rule 12g-4(a)(2)(i)   [ ]             Rule 12h-3(b)(2)(i)   [ ]
    Rule 12g-4(a)(2)(ii)  [ ]             Rule 12h-3(b)(2)(ii)  [ ]
                                          Rule 15d-6            [ ]

    Approximate number of holders of record as of the certification or notice date: 115 holders of Common Stock; 450 holders of new 3-1/2% Subordinated Debentures due 2022 issued to creditors pursuant to Registrant's Plan of Reorganization (copy filed with the Commission on April 24, 1997 on Form 8-K) which was confirmed by the Bankruptcy Court effective April 10, 1997. See attached regarding total assets of Registrant on the last day of each of Registrant's three most recent fiscal years.

    Pursuant to the requirements of the Securities Exchange Act of 1934, Reunited Holdings, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.



Date: August 12, 1997        By:/s/ Norman R. Forson
                                Norman R. Forson, Senior Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.

Page 2 of Form 15 dated August 12, 1997 filed by Reunited Holdings, Inc.



Registrant's total assets on the last day of the Registrant's most recent three fiscal years were as follows:

    June 30, 1994                 $50,673,000
    June 30, 1995                  47,961,000
    June 30, 1996                  51,163,000

However; effective July 1, 1996, under order of the Bankruptcy Court, Registrant sold most of its operating assets as a going concern. As set forth in the Registrant's balance sheet filed with the Commission on Form 8-K on May 5, 1997, Registrant's total assets as of March 31, 1997, were $1,821,000. Of this amount, $1,738,000 was cash; the predominant portion of which will be used to pay administrative expenses and distribute to creditors. The pro forma balance sheet included in the aforementioned May 5, 1997 filing with the Commission, which reflects such payments and distributions, shows total assets of the registrant to be $108,000 after the payments and distributions.

Registrant hereby requests the Commission to waive the requirement in Rules 12g-4(a)(1)(ii) and 12h-3(b)(1)(ii) with regard to maximum assets on the last day of the Registrant's three most recent fiscal years since the required sale under order of the Bankruptcy Court negated such amounts. Unless notified otherwise, Registrant will assume the Commission has waived such requirement.